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                                                                       Exhibit 5

                                           For further information contact:
                                           --------------------------------
                                           Pier C. Borra
                                           Chairman, President and
                                           Chief Executive Officer
                                           (419) 227-3000

                                           Stefanie King
                                           Edelman Financial
                                           (212) 704-8291

     FOR IMMEDIATE RELEASE
     ---------------------

              ARBOR HEALTH CARE ADOPTS STOCKHOLDER RIGHTS AGREEMENT

     Lima, OH, November 18, 1996 -- Arbor Health Care Company (Nasdaq: AHCC), today announced that its Board of Directors has adopted a Stockholder Rights Agreement to assure that all Arbor stockholders receive fair and equal treatment in the event of a coercive takeover attempt of the Company. Under the Plan, shareholders will receive one right for each outstanding share of Arbor common stock. The rights will attach on November 21, 1996, to stockholders of record on November 14, 1996. The rights will expire on November 14, 2006.

     Pier Borra, Chairman, President and CEO of Arbor stated, "This move by the Board is not in response to any pending or anticipated takeover threat to the Company, but rather as a measure to ensure fair and equal treatment for all Arbor shareholders in the event that an unfriendly or unfair offer is made for the Company. The rights protect Arbor stockholders by giving the Board of Directors a mechanism by which the Directors could force a potential acquiror to propose an adequate and fair price in any takeover attempt. More than 1,700 other corporations, including our peer companies, have issued Rights Plans similar to the one we have approved."

     Since the rights may be redeemed by the Board of Directors under certain circumstances, they will not interfere with any merger or other business combination approved by the Board. The issuance of the rights does not in any way dimminish the financial strength of Arbor or interfere with its business plans. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, and will not change the way Arbor common stock is currently traded.

     The Rights Plan provides for the issuance of one right for each outstanding share of Arbor common stock. The rights will become exercisable only if a person or group hereafter acquires 15% or more of Arbor's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 15% or more of Arbor's voting stock. Each right will entitle stockholders to buy one one-thousandth (1/1000th) of a share of a new series of junior participating cumulative preferred stock at an exercise price of $100 per right, subject to antidilution adjustments. Each one one-thousandth (1/1000th) of a share of this new preferred stock has the dividend and voting rights of and is designed to be substantially equivalent to one share of common stock. Arbor's Board of Directors may redeem all rights for $0.01 per right at any time prior to the acquisition of 15% or more of Arbor's stock by a person or group.

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     In addition, the Rights Plan includes an exchange option whereby if a person or group hereafter acquires 15% or more of the outstanding voting stock, the Board of Directors may, at its option, exchange the rights in whole or in part for shares of Arbor stock. Under this option, Arbor would issue one share of common stock, or one one-thousandth (1/1000th) of a share of the new preferred stock, for each right then exercisable. This exchange would not apply to shares held by the person or group holding 15% or more of Arbor's voting stock.

     If, after the rights have become exercisable, Arbor decides to merge or otherwise combine with another entity, or sells more than 50% of its assets or earnings power, each right then outstanding will entitle its holder to purchase for $100, subject to antidilution adjustments, a number of the acquiring party's common stock having a market value of twice that amount.

     Robertson, Stephens & Co. acted as the financial advisor for Arbor Health Care Company in connection with the establishment of the Rights Plan.

     Arbor Health Care Company provides subacute medical services, including medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy and wound care, as well as basic health care services for geriatric or chronically ill patients. The Company operates 29 licensed nursing centers in five states with a total of 3,458 beds. Arbor's Pharmacy Division, with operations in Ohio and Florida, serves approximately 23,900 beds, including 3,300 Arbor beds.

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